Exhibit 4.1

DESCRIPTION OF SECURITIES

General

The following description of our capital stock is a summary. This summary is subject to the DGCL and the complete text of our Amended and Restated Certificate of Incorporation, as amended (“COI”), and Amended and Restated Bylaws. In this description, references to “we,” “us,” “our,” “our company” and “Indaptus” refer to Indaptus Therapeutics, Inc. and its subsidiaries.

Our authorized capital stock consists of shares made up of 1,000,000,000 shares of common stock, par value $0.01 per share and 5,000,000 shares of undesignated preferred stock, par value $0.01 per share.

Common stock

Each share of our common stock outstanding is entitled to one vote on all matters on which our stockholders generally are entitled to vote. However, holders of our common stock are not be entitled to vote on any amendment to the COI that relates solely to the terms of one or more outstanding classes or series of preferred stock if the holders of such affected classes or series are entitled, either separately or together with the holders of one or more other such class or series, to vote thereon pursuant to the COI or the DGCL.

Generally, the Amended and Restated Bylaws provide that, subject to applicable law or the COI and/or the Amended and Restated Bylaws, all corporate actions to be taken by vote of the stockholders are authorized by a majority of the votes cast by the stockholders entitled to vote thereon who are present in person, or by remote communication, if applicable, or represented by proxy, and where a separate vote by class or series is required, a majority of the votes cast by the stockholders of such class or series who are present in person, or by remote communication, if applicable, or represented by proxy will be the act of such class or series. Directors are elected by a plurality of the votes cast at a meeting of our stockholders for the election of directors at which a quorum is present. Additionally, our Amended and Restated Bylaws permit stockholder action by written consent in lieu of a meeting so long as the written consent is signed by all the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and is delivered to us in the manner required by the DGCL.

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Subject to the rights of holders of any then outstanding class or series of preferred stock, holders of our common stock are entitled to receive dividends and other distributions in cash, stock or property as the board of directors may declare thereon from time to time, and share equally on a per share basis in all such dividends and other distributions. In the event of our dissolution, whether voluntary or involuntary, after the payment in full of the amounts required to be paid to the holders of any outstanding class or series of preferred stock, our remaining assets and funds available for distribution will be distributed pro rata to the holders of our common stock in proportion to the number of shares held by them and to the holders of any class or series of preferred stock entitled to a distribution. Holders of our common stock do not have preemptive rights to purchase shares of our common stock. All outstanding shares of our common stock are be fully paid and non- assessable. The rights, preferences and privileges of holders of our common stock are subject to those of the holders of any outstanding class or series of our preferred stock that are outstanding or that we may issue in the future.

Blank Check Preferred Stock

Our board of directors may, from time to time, authorize the issuance of one or more classes or series of preferred stock without stockholder approval. The COI permits us to issue up to 5,000,000 shares of preferred stock. The number of authorized shares of preferred stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of our capital stock entitled to vote thereon, without a separate class vote of the holders of preferred stock, or any separate series votes of any series thereof, unless a vote of any such holders is required pursuant to the terms of any preferred stock certificate of designations.

Subject to the provisions of the COI and limitations prescribed by law, our board of directors is expressly authorized, by resolution or resolutions, to provide, out of the unissued shares of preferred stock, for classes and series of preferred stock. The board of directors may fix the number of shares constituting such class or series and the designation of such class or series and the powers (including voting, if any), preferences and relative, participating, optional or other special rights, if any, and any qualifications, limitations or restrictions thereof, of the shares of such class or series. Each class or series is appropriately designated by a distinguishing designation prior to the issuance of any shares thereof. The powers (including voting, if any), preferences and relative, participating, optional and other special rights of each series of preferred stock, and the qualifications, limitations or restrictions thereof, if any, may differ from those of any and all other classes and series of preferred stock at any time outstanding.

The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, may adversely affect the rights our common stockholders by, among other things:

●	restricting dividends on the common stock;

●	diluting the voting power of the common stock;

●	impairing the liquidation rights of the common stock; or

●	delaying or preventing a change in control without further action by the stockholders.

As a result of these or other factors, the issuance of preferred stock could have an adverse impact on the market price of our common stock.

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Series AA Preferred Stock and Series AAA Preferred Stock (collectively, the “Preferred Stock”)

Each share of Series AA Preferred Stock is convertible into 20 shares of common stock, and each share of Series AAA Preferred Stock is convertible into 150 shares of common stock. The Preferred Stock shall rank:

●	senior to all of the common stock;

●	senior to any class or series of capital stock of the company hereafter created specifically ranking by its terms junior to the Preferred Stock (“Junior Securities”); and

●	on parity with each other (i.e. Series AA Preferred Stock shall rank pari passu with Series AAA Preferred Stock).

in each case, as to distributions of assets upon liquidation, dissolution or winding up of the company, whether voluntarily or involuntarily (each, a “Dissolution”).

In the event of a Dissolution, holders of the Preferred Stock will be entitled to receive, before any distributions to the holders of the common stock and the holders of Junior Securities, an amount per share of Preferred Stock equal to the greater of (i) $6.00 (subject to adjustment in the event of any stock split, combination or reclassification), plus any dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of the Preferred Stock been converted into common stock (without regard to any restrictions on conversion) immediately prior to such Dissolution. Shares of Preferred Stock will be entitled to receive dividends equal to (on an as-if-converted-to-common stock basis), and in the same form and manner as, dividends actually paid on shares of common stock. For the avoidance of any doubt, neither a change in control of the company, the merger or consolidation of the company with or into any other entity, nor the sale, lease, exchange or other disposition of all or substantially all of the company’s assets shall, in and of itself, be deemed to constitute a Dissolution.

Shares of Preferred Stock will generally have no voting rights, except to the extent provided by applicable law, and except that the consent of the holders of a majority of the outstanding shares of the Preferred Stock will be required to (i) alter, repeal or change the powers, preferences or rights of the Preferred Stock or alter or amend the respective certificate of designations so as to adversely affect the Preferred Stock, (ii) supplement, amend, restate, repeal, or waive any provision of the company’s COI or Amended and Restated Bylaws, or file any certificate of amendment, certificate of designation, preferences, limitations and relative rights of any series of preferred stock, if such action would adversely alter or change the preferences, rights, privileges or powers of, or restrictions provided for the benefit of the Preferred Stock, regardless of whether any of the foregoing actions shall be by means of amendment to the company’s COI or by merger, consolidation, recapitalization, reclassification, conversion or otherwise, (iii) increase or decrease (other than by conversion) the number of authorized shares of the Preferred Stock; or (iv) enter into any agreement with respect to any of the foregoing.

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Anti-takeover Effects of Certain Provisions of the Amended and Restated Certificate of Incorporation, as amended, and the Amended and Restated Bylaws

General

Our COI and Amended and Restated Bylaws contains provisions that are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and that could make it more difficult to acquire control of us by means of a tender offer, open market purchases, a proxy contest or otherwise. A description of these provisions is set forth below.

Delaware Anti-Takeover Law

We are subject to Section 203 of the Delaware General Corporation Law. Section 203 generally prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

●	prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

●	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding specified shares; or

●	at or subsequent to the date of the transaction, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 662/3% of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines a “business combination” to include:

●	any merger or consolidation involving the corporation and the interested stockholder;

●	any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 10% or more of the assets of the corporation to or with the interested stockholder;

●	subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

●	subject to exceptions, any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

●	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

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In general, Section 203 defines an “interested stockholder” as any person that is:

●	the owner of 15% or more of the outstanding voting stock of the corporation;

●	an affiliate or associate of the corporation who was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the relevant date; or

●	the affiliates and associates of the above.

Under specific circumstances, Section 203 makes it more difficult for an “interested stockholder” to effect various business combinations with a corporation for a three-year period, although the stockholders may, by adopting an amendment to the corporation’s certificate of incorporation or bylaws, elect not to be governed by Section 203. The election not to be governed by Section 203 is effective (i) upon the filing of the certificate of amendment with the Secretary of State of the State of Delaware or the adoption of the amendment to the bylaws, as applicable, for a corporation that does not have a class of voting stock listed on a national securities exchange or held of record by more than 2,000 stockholders or (ii) 12 months after such action for all other corporations.

Our COI and Amended and Restated Bylaws do not exclude it from the restrictions of Section 203. We anticipate that the provisions of Section 203 might encourage companies interested in acquiring it to negotiate in advance with its board of directors since the stockholder approval requirement would be avoided if a majority of the directors then in office approve either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder.

No Cumulative Voting

Under Delaware law, the right to vote cumulatively does not exist unless the certificate of incorporation specifically authorizes cumulative voting. Our COI does not grant stockholders the right to vote cumulatively.

Blank Check Preferred Stock

We believe that the availability of the preferred stock under the COI provides us with flexibility in addressing corporate issues that may arise. Having these authorized shares available for issuance allows us to issue shares of preferred stock without the expense and delay of a special stockholders’ meeting. The authorized shares of preferred stock, as well as shares of common stock, is available for issuance without further action by our stockholders, with the exception of any actions required by applicable law or the rules of any stock exchange on which our securities may be listed. The board of directors has the power, subject to applicable law, to issue classes or series of preferred stock that could, depending on the terms of the class or series, impede the completion of a merger, tender offer or other takeover attempt.

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Advance Notice Procedure

The Amended and Restated Bylaws provide an advance notice procedure for stockholders to nominate director candidates for election or to bring business before an annual meeting of stockholders, including proposed nominations of persons for election to the board of directors.

The Amended and Restated Bylaws provide that as to the notice of stockholder proposals of business to be brought at the annual meeting of stockholders, notice must be delivered to our secretary (i) not less than 90 days nor more than 120 days prior to the first anniversary of the preceding year’s annual meeting or (ii) (x) if the date of the annual meeting is advanced by more than 30 days or delayed by more than 60 days from the first anniversary of the preceding year’s annual meeting, or (y) with respect to the first annual meeting held after the issuance of securities pursuant to the registration statement of which this prospectus forms a part, not more than 120 days nor less than 90 days prior to the date of such annual meeting or, if later, the 10th day following the day on which public announcement of the date of such meeting is first made by us. In addition, any proposed business other than the nomination of persons for election to our board of directors must constitute a proper matter for stockholder action.

The Amended and Restated Bylaws provide that in the case of nominations for election at an annual meeting, notice must be delivered to, or mailed and received at, our principal executive offices (i) not less than 90 days nor more than 120 days prior to the first anniversary of the preceding year’s annual meeting or (ii) (x) if the date of the annual meeting is advanced by more than 30 days or delayed by more than 60 days from the first anniversary of the preceding year’s annual meeting, or (y) with respect to the first annual meeting held after the issuance of securities pursuant to the registration statement of which this prospectus forms a part, not more than 120 days nor less than 90 days prior to the date of such annual meeting or, if later, the 10th day following the day on which public announcement of the date of such annual meeting is first made by us. In the case of nominations for election at a special meeting of stockholders called for the election of directors, notice must be delivered to, or mailed and received at, our principal executive offices (i) not less than 90 days nor more than 120 days prior to the first anniversary of the preceding year’s annual meeting or (ii) if later, the 10th day following the day on which public announcement of the date of such special meeting is first made by us. In addition, each such stockholder’s notice must include certain information regarding the stockholder and the director nominee as set forth in the Amended and Restated Bylaws as described under the section entitled “Differences in Shareholder Rights.”

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Staggered Board

Our COI provides that our board of directors be divided into three classes of directors, with the classes as nearly equal in number as possible. At each annual meeting of the stockholders, a class of directors will be elected for a three-year term to succeed the directors of the same class whose terms are then expiring. As a result, approximately one-third of our directors is elected each year. The initial term of office of the directors of Class I shall expire as of our first annual meeting of stockholders; the initial term of office of the directors of Class II shall expire as of our second annual meeting; and the initial term of office of the directors of Class III shall expire as of the third annual meeting of our stockholders.

Our COI and Amended and Restated Bylaws provide that the number of directors shall be fixed from time to time by a resolution of the majority of its board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class shall consist of one-third of the board of directors.

The division of our board of directors into three classes with staggered three-year terms may delay or prevent stockholder efforts to effect a change of its management or a change in control.

Special Meetings of Stockholders.

Our COI and Amended and Restated Bylaws provides that, except as otherwise required by law, special meetings of the stockholders can be called only by the board of directors, the chairperson of the board of directors, our chief executive officer or our president (in the absence of a chief executive officer). Except as provided above, our stockholders are not to be permitted to call a special meeting or to require the board of directors to call a special meeting.

Removal of Directors.

Our COI does not provide for the removal of directors by stockholders.

Exclusive Forum

Our COI provides that unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be, to the fullest extent permitted by law, the sole and exclusive forum for any derivative action or proceeding brought on our behalf, any action asserting a claim for breach of a fiduciary duty owed by any of our directors and officers to us or our stockholders, any action asserting a claim arising pursuant to any provision of the DGCL, our COI, our Amended and Restated Bylaws, or any action asserting a claim governed by the internal affairs doctrine. This exclusive forum provision would not apply to suits brought to enforce any liability or duty created by the Securities Act or the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. To the extent that any such claims may be based upon federal law claims, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder.

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These choice of forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or its directors, officers or other team members, which may discourage such lawsuits against us and our directors, officers and other team members.

Federal Forum for Securities Act Claims

Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. However, our COI contains a federal forum provision which provides that unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Any person or entity purchasing or otherwise acquiring any interest in our shares of capital stock are deemed to have notice of and consented to this provision. The Supreme Court of Delaware has held that this type of exclusive federal forum provision is enforceable. There may be uncertainty, however, as to whether courts of other jurisdictions would enforce such a provision, if applicable.

This choice of federal forum for Securities Act claims may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable, which may discourage such lawsuits against us and our directors, officers and other team members.

Stock Exchange Listing

Our common stock is listed on the Nasdaq Capital Market under the trading symbol “INDP.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is VStock Transfer, LLC, 18 Lafayette Pl, Woodmere, NY 11598.

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